[redacted]

09058230

SEC... MISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington, KY 40507
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Foley, CPA 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600 Lexington, KY 40503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy F. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Cindy F Baker
Signature

2/24/09
Date

Financial and Operations Principal
Title

Subscribed and sworn to before me
this 24 day of February, 2009.

Linda Foley
Notary Public

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Ray, Foley, Hensley & Company, PLLC
Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA

Marc T. Ray, CPA-ABV

INDEPENDENT AUDITORS' REPORT

To the Stockholder
of Nancy Barron & Associates, Inc.
Lexington, Kentucky

We have audited the accompanying balance sheet of Nancy Barron & Associates, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 22, 2009

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

NANCY BARRON & ASSOCIATES, INC.
BALANCE SHEET
December 31, 2008

ASSETS	
Cash	$ 153,464
Accounts receivable	51,726
Advances to employees	14,400
Prepaid expenses	10,600
Investments	98,908
Property and equipment (net of accumulated depreciation of $111,466)	16,782
Total Assets	$ 345,880
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 3,778
Employee withholdings	12,258
Accrued state and local income taxes	1,244
Accrued wages	73,500
Accrued expenses	-
Total Liabilities	90,780
Shareholder's Equity	
Common stock, no par value; 40,000 shares authorized	
400 shares of Class A voting authorized; 1 share issued and outstanding	1,866
39,600 share of Class B non-voting authorized; 99 shares issued and outstanding	184,695
Additional paid-in capital	9,042
Retained earnings	59,497
Total Shareholder's Equity	255,100
Total Liabilities and Shareholder's Equity	$ 345,880

The accompanying notes are an integral
part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
for the year ended December 31, 2008

REVENUES	
Commissions	$ 882,411
Dividends and interest	42,297
Capital and realized gains	219
Net Revenues	924,927
EXPENSES	
Employee compensation and benefits	586,329
Clearing fees	139,210
Promotion	35,421
Communication	8,398
Occupancy costs	54,057
Unrealized loss on investments	76,586
Other operating expenses	68,144
Depreciation	4,852
Total Expenses	972,997
NET LOSS BEFORE INCOME TAXES	(48,070)
Provision for income taxes	175
NET LOSS	$ (48,245)

The accompanying notes are an integral part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
for the year ended December 31, 2008

	Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at beginning of year	$ 186,561	$ 9,042	$ 179,742	$ 375,345
Net loss			(48,245)	(48,245)
Shareholder distributions	-	-	(72,000)	(72,000)
Balances at end of year	$ 186,561	$ 9,042	$ 59,497	$ 255,100

The accompanying notes are an integral
part of the financial statements

NANCY BARRON & ASSOCIATES
STATEMENT OF CASH FLOWS
December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (48,245)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	4,852
Unrealized loss on investments	76,586
(Increase) Decrease in:	
Accounts receivable	15,168
Advances to employees	1,100
Prepaid expenses	(1,439)
Increase (Decrease) in:	
Accounts payable	(1,448)
Employee withholdings	(1,061)
Accrued wages	(48,500)
Accrued expenses	(5,136)
	40,122
Net cash (used in) operating activities	(8,123)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of securities	(15,892)
Distribution to shareholder	(72,000)
Capital expenditures	(1,151)
Net cash (used in) investing activities	(89,043)
NET DECREASE IN CASH	(97,166)
Cash, beginning of year	250,630
CASH, END OF YEAR	$ 153,464
Supplemental Disclosures:	
Cash paid during the year ended for:	
Income taxes	$ 3,505
Interest	$ -

The accompanying notes are an integral
part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Nancy Barron & Associates, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Nancy Barron & Associates, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles. The significant accounting policies, as described below, are presented to clarify the Company's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities:

All marketable securities held by the Company are available for sale. These marketable securities are valued at market value. The resulting difference between cost and market from one year to the next is included in the statement of income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Tax:

The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income and, accordingly, no provision for federal income tax has been made. The Company has made a provision for state and local income taxes based upon its taxable net income. The provision for local income taxes is included in the statement of income under the heading of "other operating expenses."

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2008, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 - INVESTMENTS

Marketable securities owned at December 31, 2008, consist of investment securities at quoted market values, and are as follows:

Corporate Stocks	$ 37,073
Mutual Funds	61,835
	$ 98,908

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2008 is $155,210, resulting in a total unrealized loss at December 31, 2008 of $56,302 and an unrealized loss in the current year of $76,586. No securities were sold during 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2008, the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 64,549
Office equipment	25,489
Leasehold improvements	38,210
	128,248
Less: Accumulated depreciation	(111,466)
	$ 16,782

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

In December 1996, the Company began conducting its business operations at 150 Grand Boulevard, Lexington, Kentucky. This office space is located in a building owned by a corporation that is owned in its entirety by the Company's sole shareholder. Presently, there is not a formal lease for the use of the premises between the two entities. The Company has agreed to pay $4,000 per month for the use of the property beginning in January 2006. At December 31, 2008, the Company has prepaid rents to this related entity in the amount of $6,000.

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 1997 covering substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation and the Company makes a contribution equal to the lesser of the deferral or three percent of the total compensation of the participant. Plan expenses incurred by the Company during 2008 were $15,182.

NOTE 7 – CORPORATE STOCK RESTRUCTURING

On January 23, 2008 the Company's sole shareholder adopted an amendment to its Articles of Incorporation to create two separate classes of stock authorized to be issued by the Company. The amendment authorizes the issuance of 40,000 of the Company's no par common stock, consisting of 400 shares of Class A voting stock and 39,600 shares of Class B non-voting stock. With the exception of the voting rights there are no other limitations, restrictions or distinctions between the two classes of stock.

The existing shares of stock that were held by the Company's sole shareholder were exchanged for one (1) share of Class A voting stock and ninety-nine (99) shares of Class B non-voting stock. Nancy T. Barron continues to be to Company's sole shareholder.

SUPPLEMENTAL SCHEDULES

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL		
Stockholder's equity		$ 255,100
Deductions and/or charges		
Non-allowable fixed assets	$ 16,782	
Non-allowable receivables from brokers or dealers	34,091	
Prepaid expenses	10,600	
Advances to employees	14,400	
Petty cash	100	
		(75,973)
Net capital before percentage reductions		179,127
Pursuant to rule 15c3-1 (F)		
Reduction of securities held as investment		16,908
Net capital		$ 162,219
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 3,778	
Accrued state and local income tax	1,244	
Employee withholdings	12,258	
Accrued wages	73,500	
Aggregate indebtedness		$ 90,780
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
$162,219 divided by 15 or $50,000 minimum		$ 50,000
Excess net capital		$ 112,219
Ratio of aggregate indebtedness to net capital		55.96%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net capital as reported in FOCUS report		$ 162,168
Effect of audit adjustments on accounts included in net capital calculation		51
Net capital as calculated above		$ 162,219

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Nancy Barron & Associates, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2008. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Nancy Barron & Associates, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule, 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregative indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, costs, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

To the Shareholder
Nancy Barron & Associates, Inc.
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC objectives.

This report is intended solely for the information and use of the Shareholder, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 22, 2009

NANCY BARRON & ASSOCIATES, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2008